

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 14, 2009

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

> **Re:**   **MK Arizona Corp.**
> **Response Letter Dated May 14, 2009**
> **File No. 333-153492**

Dear Mr. Rapaport:

We have reviewed your response letter and have the following comments. We may have additional comments after we complete our review of amendment eight to your registration statement on Form S-4. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Solicitation Costs, page 77

1.   We reissue prior comment 1 with respect to the references to solicitations by electronic means.

Exhibit 5.1

2.   The opinions that you file to satisfy you obligation under Regulation S-K Item 601(b)(5) should not be conditioned on the occurrence of past events. For example, we note the conditions in the opinion that you filed in response to prior comment 7 regarding the filing of a Certificate of Incorporation and the issuance of the securities. Please obtain an opinion that is revised accordingly.

3. The opinion you filed in response to prior comment 7 does not address all securities that are being exchanged for securities of the registrant. For example, we note the securities offered by Middle Kingdom's registration statement filed December 14, 2006. Given this, please demonstrate clearly whether the Coppersmith Schermer opinion that relies on the opinion you filed in response to prior comment 7 addresses all securities in the fee table of your registration statement.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

You may contact at Andri Boerman at (202) 551-3645 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the

David A. Rapaport, Esq.
MK Arizona Corp.
May 14, 2009
Page 3

financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Connor
Cavas Pavri, Esq.—Cozen O'Connor